UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces First Quarter 2017

Operational and Financial Results

Monterrey, Mexico, May 3, 2017— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated results for the first quarter 2017.[1]

First quarter 2017 summary

OMA generated growth in its operating indicators and solid financial results in the first quarter of 2017. The sum of aeronautical and non-aeronautical revenues rose 22.4%. The increase in aeronautical revenues reflects an increase of 8.8% in passenger traffic. Non-aeronautical revenue growth was noteworthy for the performance of diversification activities, principally hotels and OMA Carga, and the performance of auto rentals, stores, and parking, among commercial activities. Adjusted EBITDA rose 23.6%, with an Adjusted EBITDA margin of 64.4%. Operating income rose 26.5%, and net income increased 13.3%.

1 Unless otherwise stated, all references are to the first quarter of 2017 (1Q17), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 17.3361 as of March 31, 2016 , Ps. 20.6640 as of December 31, 2016, and Ps. 19.0837 per U.S. dollar as of March 31, 2017.

The principal results of the first quarter include:

▪	Total terminal passenger traffic increased 8.8% to 4.5 million in 1Q17. Domestic traffic increased 9.6%, while international traffic increased 4.3%. The Monterrey, Culiacán, Chihuahua, and Ciudad Juárez airports recorded the most growth.
▪	Aeronautical revenues increased 25.4%, principally as a result of the growth in passenger traffic and an increase in specific tariffs in 2Q16.
▪	Aeronautical revenues per passenger increased 15.3% to Ps. 223.6.
▪	Non-aeronautical revenues increased 14.3%, principally as an indirect result of increased passenger traffic and the performance of diversification activities.
▪	Non-aeronautical revenues per passenger increased 5.1% to Ps. 74.4.
▪	Adjusted EBITDA[2] increased 23.6% to Ps. 871 million. The Adjusted EBITDA margin reached 64.4%, up 61 basis points.
▪	Consolidated net income increased 13.3% to Ps. 424 million. Earnings were Ps. 1.07 per share, or US$ 0.45 per American Depositary Share (ADS).
▪	Total Capex, major maintenance, and other smaller expenditures included in the Master Development Programs (MDP) and strategic investments totaled Ps. 312 million.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA to Net Income in the corresponding section of this report; see also the Notes to the Financial Information.

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1Q17 Operating Results

Flight Operations, Routes, Passenger Traffic, and Cargo Volumes

The total number of flight operations (takeoffs and landings) decreased 4.1% to 84,591 operations, principally because of closings of routes that did not meet TAR’s expectations and the change in fleet that is in process at Aeroméxico Connect. Domestic flight operations decreased 4.1%, and international operations decreased 3.9%.

Total passenger traffic increased 8.8% (+365,825 passengers). Of total passenger traffic, 84.6% was domestic, and 15.4% was international. Commercial aviation accounted for 98.3% of passenger traffic. Monterrey generated 46.2% of passenger traffic, Culiacán 9.5%, and Chihuahua 7.1%.

Domestic passenger traffic increased 9.6% (+336,798 passengers). Ten airports recorded growth, with the largest increases in: Monterrey (+10.7%; +175,252), because of increased traffic on the Mexico City, Guadalajara, and Puebla routes; Chihuahua (+21.3%; +52,440) and Ciudad Juárez (+11.1%; +26,017), from

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increased traffic on their Mexico City and Guadalajara routes; and Culiacán (+10.0%; +38,425), from higher traffic on the Guadalajara, Mexicali, and Mexico City routes.

International passenger traffic increased 4.3%, and eight airports recorded increases in international traffic. Mazatlán (+11.4%; +13,185 passengers) had the largest increase as a result of traffic growth on its Calgary, Winnipeg, Dallas, and Vancouver routes. Torreón (-9.3%; -1,177) had the largest decrease, principally because of reductions on the Houston route.

See Annex Table 1 for more detail on passenger traffic by airport.

Air cargo volumes increased 13.6%. Of total air cargo volume, 63.8% was domestic and 36.2% was international.

Commercial Operations

OMA implements its commercial strategy through continuous improvement in the services offerings in its airports. This strategy resulted in the opening of nine commercial initiatives in 1Q17, including financial services, advertising, restaurants, hotel promotion, and retail stores. The commercial space occupancy rate was 95.6% in 1Q17.

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Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 84.3% occupancy rate, up 340 basis points compared to 1Q16, with an 11.1% increase in the average room rate to Ps. 2,399 per night. Revenues increased 12.2% to Ps. 64 million.
▪	The Hilton Garden Inn had a 76.0% occupancy rate, up 270 bp, with an average room rate of Ps. 2,148, up 20.6%. Revenues grew 23.0% to Ps. 24 million.

OMA Carga Operations

OMA Carga increased both air and land freight logistics activities, recording a 26.4% increase in revenues to Ps. 35 million. Freight handled grew 31.8% to 7,872 metric tons.

Industrial Services

OMA VYNMSA Aero Industrial Park: The two warehouses in operation generated Ps. 3 million in revenues in 1Q17. The third 5,000 m2 warehouse was completed in December 2016, and the fourth 10,500 m2 warehouse was completed in February 2017. Both are in the commercialization phase.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 25.4% to Ps. 1,014 million, principally as a result of higher passenger volumes, increases in specific tariffs in 2Q16, and the increase in the MXN/USD exchange rate compared to 1Q16. Revenue from domestic passenger charges increased 23.6%, revenue from international passenger charges increased 33.5%, and other aeronautical services revenue increased 19.0%.

Monterrey contributed 41.8% of aeronautical revenues, Culiacán 8.7%, Chihuahua 6.8%, and Ciudad Juárez 4.9%.

Aeronautical revenues per passenger were Ps. 223.6, an increase of 15.3%.

Non-aeronautical revenues increased 14.3% to Ps. 338 million, and represented 25.0% of the sum of aeronautical and non-aeronautical revenues. The increase reflected principally the expansion of diversification activities.

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Non-aeronautical revenues per passenger increased 5.1% to Ps. 74.4. Non-aeronautical revenues per passenger, excluding diversification activities, were Ps. 45.7.

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Commercial activities contributed an incremental Ps. 11 million (+7.9%). The line items that had the largest variations were:

▪	Car rental (+30.3%; +Ps. 4 million), as a result of increased participation revenues resulting from higher passenger volumes and the opening of new operations in 2016.
▪	Revenue from retailers (+17.2%; +Ps. 3 million), as a result of increased participation revenues from the stores that opened in 2016, the increase in passenger traffic, and the opening of one new store in 1Q17.
▪	Parking (+7.2%, +Ps. 3 million), as a result of increased passenger traffic and the opening of a new long term parking lot in Monterrey in December 2016 with 215 spaces.
▪	Advertising (-14.7%, -Ps. 5 million), as a result of a reduction in participation revenues paid by CMI compared to 1Q16.

Diversification activities contributed an additional Ps. 22 million (+20.1%). The most important contributions came from hotel services (+14.6%; +Ps. 11 million) and OMA Carga (+26.4%; +Ps.7 million).

Complementary activities generated an increase of Ps. 9 million (+19.9%), principally because of higher revenues from checked baggage screening.

Construction revenues were Ps. 266 million and represent the value of improvements to concession assets made during the quarter. They are equal to construction costs recognized, and generate neither a gain nor a loss. (See Notes to the Financial Information.)

Total revenues, including construction revenues, increased 43.5% to Ps. 1,619 million in 1Q17.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses (G&A), excluding those related to the hotels and industrial park, increased 17.4%. The increase was largely because of an increase in minor maintenance, particularly for checked baggage screening equipment, which is denominated in U.S. dollars; an increase in subcontracted services, as a result of contractual increases for security services and renewal of the cleaning contract; and for increases in utilities, as a result of higher electricity rates.

Hotel costs and expenses increased in line with the growth of operations.

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The major maintenance provision was a charge of Ps. 49 million in 1Q17, with the increase resulting from changes in the estimated future levels of the National Producer Price Index (INPP) applied to the cost of projects. The balance of the maintenance provision as of March 31, 2017 was Ps. 714 million, compared to Ps. 670 million at the end of 2016.

Construction costs are equal to construction revenues and generate neither a gain nor a loss.

The airport concession tax increased 24.6% as a result of the growth in revenues.

The technical assistance fee increased 21.9% to Ps. 33 million, as a result of the growth in EBITDA. (See Notes to the Financial Information for the calculation base).

As a result of the foregoing, total operating costs and expenses increased 62.4% to Ps. 868 million. The increase resulted principally from the increase in construction costs.

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Adjusted EBITDA and Operating Income

As a result of the Company’s continuing initiatives to increase revenues and control costs and expenses, Adjusted EBITDA increased 23.6% to Ps. 871 million. The Adjusted EBITDA margin rose 61 basis points to 64.4%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income rose 26.5% to Ps. 750 million, with an operating margin of 46.4%.

Financing Expense

Financing expense increased to Ps. 145 million from Ps. 70 million in 1Q16. The increase was principally the result of a larger exchange loss from the appreciation of the peso against the U.S. dollar from December 2016 to March 2017, which affected the valuation of cash holdings denominated in U.S. dollars.

Taxes

Taxes were Ps. 182 million. Cash tax payments increased to Ps. 175 million as a result of an increase in the taxable base. The effective tax rate was 30.1%.

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Net Income

Consolidated net income increased 13.3% to Ps. 424 million.

Earnings per share, based on net income of the controlling interest, were Ps. 1.07, or US$0.45 per ADS. Each ADS represents eight Series B shares.

MDP, Strategic Investment, and Quality Improvement Expenditures

OMA maintains its firm commitment to provide services of the highest quality for its passengers and airline clients in all thirteen airports. As a result, we are constantly undertaking maintenance projects, development and optimization of infrastructure, and acquisition and repair of equipment, in accordance with domestic and international standards of quality, safety, and airport operation, in a framework of sustainability. Total 1Q17 investment expenditures for capital expenditures, major maintenance, and other non-capitalized expenses included in the MDP and strategic investments[3] were Ps. 312 million, and included Ps. 266 million in improvements to concessioned assets, Ps. 20 million for major maintenance, Ps. 1 million for other non-capitalized MDP concepts, and Ps. 25 million for strategic investments.

The MDP investment commitment for 2017 in the 13 airports was Ps. 1,410 million.[4] As of the end of 1Q17, 35% the works for planned for 2017 have been contracted.

3 The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

4 In Pesos of December 31, 2016 purchasing power.

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The most important investment expenditures in 1Q17 included:

Debt

As of March 31, 2017, total debt was Ps. 4,665 million and net debt was Ps. 1,488 million. The ratio of net debt to Adjusted EBITDA was 0.45. Of total debt, 96% was denominated in Mexican pesos, and 4% in U.S. dollars.

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

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Cash Flow Statement

For the first three months of 2017, operating activities generated cash of Ps. 675 million, a 94.6% increase compared to 1Q16. The increase resulted principally from increased operating income and a reduction in client accounts receivable, which were partially offset by higher tax payments.

Investing activities used cash of Ps. 326 million. Outflows were Ps. 306 million for improvements to concessioned assets, Ps. 43 million for property, plant and equipment; and Ps. 2 million for other assets, which were partially offset by Ps. 25 million in interest income.

Financing activities generated an outflow of Ps. 78 million, principally for interest payments of Ps. 82 million.

As a result of the foregoing, cash increased Ps. 270 million during the first three months of 2017. The balance of cash and cash equivalents was Ps. 3,177 million as of March 31, 2017.

Material and Subsequent Events

Annual General Ordinary Shareholders’ Meeting: the Annual Meeting on April 28, 2017 approved the following resolutions, among others:

▪	Declaration and payment of a Ps. 1,600 million cash dividend, or Ps. 4.00 per share, in a single installment no later than May 31, 2017.
▪	An increase in the share purchase reserve to Ps. 1,500 million, to be used for purchases of Series B shares during 2017 and until the shareholders’ meeting that approves the results for the year.
▪	Ratification of Diego Quintana Kawage as Chairman of the Board of Directors, designated by the strategic partner SETA, and the ratification of all the independent board members and the Chairs of the Audit Committee and the Corporate Practices, Finance, Planning, and Sustainability Committee.

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OMA (NASDAQ: OMAB; BMV: OMA) will hold its 1Q17 earnings conference call on May 4, 2017 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-455-2263 toll-free from the U.S. or 1-719-325-2376 from outside the U.S. The conference ID is 8384761. A taped replay will be available through May 11, 2017 at 1-844-512-2921 toll free or + 1-412-317-6671, using the same conference ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm .

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Annex Table 1

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Annex Table 2

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Annex Table 3

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Annex Table 4

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Annex Table 5

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Annex Table 6

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Annex Table 7

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

In December 2016, OMA elected early adoption of the amendments established by International Accounting Standard 27 (IAS 27), which allows for early adoption and retroactive application of the equity method of accounting for investments in subsidiaries, associates and joint ventures in OMA’s separate (holding company) financial statements. The change does not affect OMA’s consolidated results; it only affects the financial statements of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., on a legal-entity basis, which is the basis on which the annual Shareholders’ Meeting will allocate results for the period.

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from first parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from first party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses

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resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities,

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and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the next five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH Collection T2 hotel: The NH Collection hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Balance sheet numbers are compared to the balances at the end of the prior year.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2016, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2016, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the first three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s first largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: May 4, 2017